

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Humera Afzal
Chief Financial Officer
Membership Collective Group Inc.
515 W. 20th Street
New York, New York 10011

> **Re: Membership Collective Group Inc.**
> **Draft Registration Statement on Form S-1**
> **Amendment No. 3**
> **Submitted on June 2, 2021**
> **CIK No. 0001846510**

Dear Ms. Afzal:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1 submitted June 2, 2021

Non-GAAP Financial Measures, page vi

1.   We note from your response to prior comment 1 that your pricing structure for In-House offerings is reflective of the membership fees you collect (i.e. prices would be appreciably higher were membership fees not collected). Please tell us how you considered the guidance of ASC 606-10-32-29 and determined that there was not a need to allocate the transaction price to each performance obligation on a relative standalone selling price basis. Reference is also made to ASC 606-10-55-42 and 55-44.

2. In addition to the comment above, please expand your disclosure throughout your filing to highlight the relationship between Membership revenues and In-house revenues and how it is integral to your business model.

Non-GAAP Financial Measures, page 102

3. We note your response to prior comment 2 and are unable to concur with your conclusion. Please revise your presentation to remove the Pre-opening expenses adjustment from your Adjusted EBITDA measure. Refer to Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

4. We note your response to prior comment 3 and continue to believe that your Non-cash rent adjustment results in presenting a non-GAAP measure that substitutes individually tailored recognition and measurement methods. Please revise your non-GAAP measure to remove this adjustment. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

5. We note your response to prior comment 4 and continue to believe that your Deferred registration fees, net adjustment results in presenting a non-GAAP measure that substitutes individually tailored recognition and measurement methods. Please revise your non-GAAP measure to remove this adjustment. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

6. We note your revised disclosure in response to prior comment 6. Please expand the footnote to include a breakdown of the line item, Corporate financing and restructuring costs. For example we note from your disclosure in your prior amendment that the adjustment amount of $14,147 for the year ended January 3, 2021 consisted of corporate restructuring costs of $6,281, losses in respect of contractual arrangements of $3,323, site restructuring and closure costs of $2,992 and transaction costs of $1,551.

Business, page 136

7. We reissue prior comment 11. We continue to note the disclosure on page 144 that for amenity-rich houses you "target stabilized average revenues of $20 million to $30 million, House-Level Contribution Margins of 20% to 30% and cash-on-cash returns in excess of 50% once membership reaches a level that we consider normalized based on the size of the House." We also note that for smaller houses in existing cities you "expect revenues approximately half those of a full scale House, but due to efficiency of operations and faster membership formation, these "little" Houses often generate greater profitability than our full-size Houses." Please clarify whether you have achieved these targets as it relates to your Houses and if so, whether such results have been sustained and how these targets reconcile with results to date.

Index to Consolidated Financial Statements, page F-1

8.   Your response to prior comment 16 indicates that you have updated the disclosure in the Registration Statement to reflect that the registrant has not commenced operations and has nominal assets and liabilities prior to the consummation of its initial public offering. We are unable to determine where such updated disclosure appears. Please advise.

Consolidated Statements of Operations, page F-46

9.   Please revise your Operating expenses financial statement line items to include parenthetical disclosure of the amount of depreciation and amortization excluded each period, consistent with SAB Topic 11B.

10.   Related to the comment above, please revise your disclosure to include an accounting policy detailing how you determine which expenses are In-House operating expenses and which are Other operating expenses.

11.   We note from your disclosure on page F-66 that pre-opening expenses included in general and administrative expenses constitute more than 20% of the balance of general and administrative in each of the periods presented. As such, please break out these costs as a separate line item in accordance with Article 5 of Regulation S-X and disclose the amount that relates to your In-House operations as well as the other operations in the Notes to the financial statements.

     You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert A. Ryan, Esq.